September 24, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Mara L. Ransom

Re:          Equitrans Midstream Corporation

Registration Statement on Form 10-12B

Filed August 10, 2018

File No. 1-38629

Ladies and Gentlemen:

Set forth below are the responses of Equitrans Midstream Corporation (the Company) to the comments contained in the letter from the staff (the Staff) of the Securities and Exchange Commission (SEC), dated September 7, 2018, with respect to the above-captioned filing.

This letter and Amendment No. 1 (Amendment No. 1) to the Company’s Registration Statement on Form 10 (the Registration Statement) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 1 marked to indicate changes from the version of the Registration Statement filed on August 10, 2018.

For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter.  The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request.  All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the Information Statement) in the marked version of Amendment No. 1.

Exhibit 99.1

Questions and Answers about the Separation and Distribution, page 1

1.             Please add a question and answer discussing the estimated costs you expect to incur in connection with the separation and distribution. In that regard, we note your discussion of separation costs in the introduction to your pro forma financial information on page 81. We also note your risk factor disclosure on page 44 that you may incur “certain tax costs in connection with the Separation, which may be material.”

Response:  The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 5, 44 and 46 of the Information Statement.

2.             Here or in your Summary, please describe the material assets and liabilities that will be transferred to you by EQT and disclose the amount of the distribution and cash settlement to be paid to EQT and how you arrived at the amount of the distribution.

Response:  The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 24 and 25 of the Information Statement.

Information Statement Summary

Business

The Company Overview, page 10

3.             Please revise the depiction of your simplified organizational and ownership structure on page 12 to include EQT Midstream Services LLC, which you refer to throughout the information statement as the “EQM General Partner.”

Response:  The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 12 and 113 of the Information Statement.

Business Segments

Transmission, page 15

4.             We note your disclosure here that the Mountain Valley Pipeline (“MVP”) has a targeted capacity of 2.0 Bcf per day, and that the MVP Joint Venture has secured a total of 2.0 Bcf per day of firm capacity commitments at 20-year terms. Since the entirety of the targeted capacity of the MVP thus appears to be subject to firm capacity commitments, please revise to explain how the MVP Joint Venture can be “currently in negotiation with additional shippers that have expressed interest in the MVP project,” as you state on page 16.

Response:  The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 16, 101 and 117 of the Information Statement.

The Separation and Distribution, page 24

5.             We note that EQT intends to dispose of its shares in your company “as soon as practicable,” per your disclosure in this section and elsewhere in your information statement. Please tell us if EQT is actively contemplating any sales of its retained shares and whether there is any minimum period of time following the distribution during which EQT will refrain from distributing its retained shares. Please also revise to explain why EQT must dispose its retained shares no later than five years after the distribution. We note in that regard your disclosure on page 48 that EQT may “retain a significant ownership interest in [you] for a period of time, not exceeding five years.”

Response:  The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 25, 27, 202 and 204 of the Information Statement.

6.             We note that the distribution and separation are subject to the satisfaction or waiver by EQT of certain conditions. If EQT waives any condition and the impact of such waiver is material to EQT’s shareholders, please tell us how EQT intends to communicate such waiver to its shareholders.

Response:  The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 25, 202 and 209 of the Information Statement.

Summary Historical and Pro Forma Financial Information, page 28

7.             The introductory paragraph refers to the historical statement of operations data for the three months ended March 31, 2018 and the balance sheet data as of March 31, 2018. However, the tables reflect to the historical statement of operations data for the six months ended June 30, 2018 and the balance sheet data as of June 30, 2018. In addition, in the second paragraph, you disclose the unaudited pro forma condensed combined balance sheet data reflects the financial position as if the Pro Forma Events occurred on March 31, 2018. However, the unaudited pro forma condensed combined balance sheet data reflects the financial position as if the Pro Forma Events occurred on June 30, 2018. Please revise or advise.

Response:  The Registration Statement has been revised in response to the Staff’s comment.  Please see page 28 of the Information Statement.

Dividend Policy

Our Dividend Policy, page 76

8.             Please revise to include here the tabular summaries of historical cash distributions declared by EQGP and EGM that you currently provide on pages F-26 and F-53. In doing so, please disclose whether any amounts you might pay would be based upon similar or different historical considerations. Clarify whether EQT has historically had sufficient cash on hand to pay dividends or whether they used borrowings.

Response:  The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 75 and 76 of the Information Statement.

9.             You disclose here and on pages 23 and 70 that EQM’s debt agreements contain restrictions on the payment of distributions, and that if EQM cannot make distributions to you or EQGP, you will be unable to pay dividends to your shareholders. Please revise to identify and briefly describe these restrictions.

Response:  The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 24, 69 and 76 of the Information Statement.

Management’s Discussion and Analysis

Reconciliation of EQM Non-GAAP Financial Measures, page 99

10.          Please explain to us why you include a reconciliation of net income to adjusted EBITDA and distributable cash flow and net cash provided by operating activities to distributable cash flow of EQM given that the financial statements of EQM are not included in the filing. In addition, please disclose why you believe that presentation of the non-GAAP measures of EQM is useful to investors regarding your financial condition and results of operations. Please refer to Item 10(e)(1)(i) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment and has deleted the non-GAAP disclosures in Amendment No. 1.

11.          Please explain to us why you believe it is appropriate to include non-GAAP measures Adjusted EBITDA attributable to the EQM-RMP Mergers and Adjusted EBITDA attributable to other acquisitions in the reconciliation.

Response: The Company acknowledges the Staff’s comment and has deleted the non-GAAP disclosure in Amendment No. 1.

12.          A discussion of adjustments (g) and (h) appear to have been omitted from the footnotes. Please revise accordingly.

Response:  The Company acknowledges the Staff’s comment and has deleted this non-GAAP disclosure in Amendment No. 1.

Capital Resources and Liquidity

Capital Requirements, page 105

13.          You state here and on pages 15, 103, and 117 that you estimate capital expenditures of approximately $750 million on gathering expansion projects, including the 1.2 BcF per day Hammerhead project which will connect Pennsylvania and West Virginia production to the MVP primarily for EQT. Please revise your disclosure here to estimate how much you will spend on the Hammerhead project.

Response:  The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 15, 101, 104 and 116 of the Information Statement.

Certain Relationships and Related Person Transactions

Separation and Distribution Agreement

Transfer of Assets and Liabilities, page 142

14.          You list here several examples of assets which EQT will transfer to you pursuant to the Separation and Distribution Agreement. Please also provide examples of the liabilities that EQT will transfer to you pursuant to the agreement.

Response:  The Registration Statement has been revised in response to the Staff’s comment.  Please see page 184 of the Information Statement.

Tax Matters Agreement, page 146

15.          Please disclose the general terms of the restrictions on your ability to enter into the transactions listed here.

Response:  The Registration Statement has been revised in response to the Staff’s comment.  Please see page 188 of the Information Statement.

[Signature page follows]

If you have any questions with respect to the foregoing responses or require further information, please contact Jimmi Sue Smith, Chief Accounting Officer of EQT Corporation, at 412-553-5773 or at jssmith@eqt.com.

Very truly yours,

EQUITRANS MIDSTREAM CORPORATION

By:	/s/ Thomas F. Karam
Thomas F. Karam
President and Chief Executive Officer

cc:                                Jimmi Sue Smith, EQT Corporation

Robert J. McNally, EQT Corporation

Victor Goldfeld, Wachtell, Lipton, Rosen & Katz